Contact

www.linkedin.com/in/karen-markham-103529231 (LinkedIn)

Top Skills

Labor and Employment Law
Employee Engagement
Accounting

Karen Markham

CAO, Axiom Biosciences
Miami-Fort Lauderdale Area

Summary

I started as a clerk at The LEGO Company in 1989. Within three years I was on their International HR Strategy Team, representing the U.S., Canada, Brazil, and Mexico. I didn't plan that arc. I just kept doing the work.From The LEGO Company I went on to become COO of Robinson Donovan, PC - at the time - one of the largest law firms in Western Massachusetts — member of the executive committee, restructured the partnership, ran the whole operation.Then VP of Human Resources to VP of Operations for the largest independently owned ACE Hardware cooperative in the country. 32 stores - 350 employees - six states. And a seat on ACE Corporation's HR and operations committees at the corporate level.Today I'm Chief Administrative Officer and Board Secretary at Cytonus Therapeutics, Inc., DBA Axiom Biosciences where I built the operational function from the ground up.

Experience

Cytonus Therapeutics

4 years 9 months

Chief Administrative Officer (CAO)

March 2024 - Present (2 years 8 months)
United States

Human Resources Manager

February 2022 - March 2024 (2 years 2 months)
Carlsbad, California, United States

Cytonus is reinventing drug-discovery and drug-delivery by questioning the principled approaches of pharmacodynamics (physiological effects of drugs) that has failed patients since the start of medicine. With a revolutionary platform technology called the Cargocyte, we believe the days of flooding the body with medicines with a hope and prayer to effect disease is not only antiquated, but also scientifically flawed. With a combination of precision drug delivery and in-vivo drug production the Cargocyte platform enables science

and medicines to new level of effectiveness without compromising safety for patients.

Rockys Ace Hardware
Vice President Operations
January 2011 - December 2017 (7 years)
Springfield, Massachusetts Metropolitan Area

Robinson Donovan, P.C.
Chief Operating Officer
September 2003 - September 2011 (8 years 1 month)
Springfield, Massachusetts Metropolitan Area

the LEGO Group
Various
January 1989 - March 2000 (11 years 3 months)
Enfield, Connecticut, United States

James River Graphics LLC
Various
February 1979 - January 1989 (10 years)
South Hadley, Massachusetts, United States

Scott Paper
Various
June 1974 - January 1979 (4 years 8 months)
South Hadley, Massachusetts, United States